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                                                               Exhibit 99(17)(k)

     SUPPLEMENT DATED APRIL 3, 2009 TO THE PROSPECTUSES DATED MAY 1, 2008 OF
                 SELIGMAN HIGH-YIELD FUND (THE "SELIGMAN FUND"),
                  A SERIES OF SELIGMAN HIGH INCOME FUND SERIES
                                 (THE "SERIES")

At a Special Meeting of Shareholders scheduled to be held on June 2, 2009, shareholders who owned shares of the Seligman Fund on April 3, 2009 will vote on the merger of the Seligman Fund into RiverSource High Yield Bond Fund (the "RiverSource Fund"), a fund that seeks to provide shareholders with high current income as its primary objective and, as its secondary objective, capital growth.

For more information about the RiverSource Fund, please call 1-888-791-3380 for a prospectus.